# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sharps Technology Inc., CIK 0001737995
CUSIP: 82003F101
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 105 MAXESS ROAD, STE. 124, Melville, New York (NY), 11747
Date of event which requires filing of this statement: 01/28/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001746382

## Reporting persons
- Altium Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 549,294; sole dispositive power 0; shared dispositive power 549,294; aggregate amount beneficially owned 549,294 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).
- Altium Healthcare Long Short Onshore Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 549,294; sole dispositive power 0; shared dispositive power 549,294; aggregate amount beneficially owned 549,294 (9.99% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).
- Altium Healthcare Long Short GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 549,294; sole dispositive power 0; shared dispositive power 549,294; aggregate amount beneficially owned 549,294 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).

## Item 1. Issuer
Name of issuer: Sharps Technology Inc.
Address of issuer's principal executive offices: 105 Maxess Road, Melville, New York 11747

## Item 2. Person Filing
Name of person filing: This statement is jointly filed by and on behalf of each of Altium Healthcare Long Short Onshore Fund LP (the "Fund"), Altium Capital Management, LLC, and Altium Healthcare Long Short GP LLC. The Fund is the record and direct beneficial owner of the securities covered by this statement. Altium Capital Management LLC is the investment adviser of, and may be deemed to beneficially own securities, owned by the Fund. Altium Healthcare Long Short GP LLC is the general partner of, and may be deemed to beneficially own securities, owned by the Fund. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement. Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Address of principal business office or, if none, residence: The address of the principal business office of each of the reporting persons is 152 West 57th Street, FL 20, New York, NY 10019.
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Pursuant to the terms of the securities purchase agreement entered into between the Fund and the Issuer, the Fund purchased Common Stock, Series A Warrants and Series B Warrants. The Reporting Persons are subject to a Warrant Blocker and as a result cannot exercise the Warrants to the extent the Reporting Persons would beneficially own, after any such conversion or exercise, more than 9.99% of the outstanding shares of Common Stock. The Series Warrants (the "Warrants") are each subject to a 9.99% blocker (the "Warrant Blocker") which prevents the Reporting Persons from exercising the Warrants to the extent the Reporting Persons would beneficially own, after any such conversion or exercise, more than 9.99% of the outstanding shares of Common Stock. However, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such Warrants and does not give effect to the Warrant Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by each such Reporting Person, after giving effect to such Warrant Blocker, is less than the number of securities reported in rows (6), (8) and (9).The securities reported in rows (6), (8) and (9) of each Cover Page are inclusive of the following: 308,163 shares of Common Stock, 1,785,000 shares of Common Stock issuable up conversion of Series A Warrants, and 1,785,000 shares of Common Stock issuable up conversion of Series B WarrantsThe percentage in row (11) is based on 5,498,439 shares of Common Stock outstanding as of January 28, 2025, as set forth in the Issuer's Form 424B4 filed with the Securities and Exchange Commission ("SEC") on January 29, 2025.
Percent of class: 9.99
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Altium Capital Management LLC: Jacob Gottlieb, CEO (02/04/2025)
- Altium Healthcare Long Short Onshore Fund LP: Jacob Gottlieb, Managing Member of Altium Healthcare Long Short GP LLC, GP of the Fund (02/04/2025)
- Altium Healthcare Long Short GP LLC: Jacob Gottlieb, Managing Member (02/04/2025)